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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                            Gadzoox Networks, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  362555 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                               Page 1 of 4 pages


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------------------------
  CUSIP NO. 362555 10 4               13G

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. or I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Seagate Technology, Inc.
      94-2612933
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          5,105,061
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          5,105,061 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,105,061 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      19.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      CO
------------------------------------------------------------------------------

                               Page 2 of 4 pages

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ITEM 1.

     (a) NAME OF ISSUER:   Gadzoox Networks, Inc.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         5850 Hellyer Avenue, San Jose, CA 95138

ITEM 2.

     (a) NAME OF PERSON FILING:  Seagate Technology, Inc.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE: 920 Disc Drive, Scotts Valley, CA 95066

     (c) CITIZENSHIP: Delaware

     (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.005 par value

     (e) CUSIP NUMBER: 362555 10 4

ITEM 3.  Not applicable.

ITEM 4.

     (a) AMOUNT BENEFICALLY OWNED: 5,105,061 shares

     (b) PERCENT OF CLASS: 19.9%

         The foregoing percentage is calculated based on the 25,663,806 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Gadzook Networks for the fiscal quarter ended September 30, 1999.

     (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

          (i)   Sole power to vote or to direct the vote: 5,105,061 shares

          (ii)  Shared power to vote or direct the vote: 0 shares

          (iii) Sole power to dispose or direct the disposition of: 5,105,061 shares

          (iv) Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

ITEM 6.   Not applicable.

ITEM 7.   Not applicable.

ITEM 8.   Not applicable.

ITEM 9.   Not applicable.

ITEM 10. Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-2(b).

                               Page 3 of 4 pages

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2000


                                     /s/ William L. Hudson
                                -----------------------------------------
                                              Signature

                                Name:   William L. Hudson

                                Title: Sr. Vice President, General Counsel and Corporate Secretary

                               Page 4 of 4 pages